Exhibit 99.3

NICE Named a 2016 Tech Culture Award Recipient by TMCnet

‘NICE received the only A++ because their culture is really that good’

Paramus, New Jersey, August 9, 2016 – NICE (NASDAQ: NICE) today announced that it is the recipient of a 2016 Tech Culture Award from TMCnet. This new awards program recognizes companies whose unique culture and commitment to employee satisfaction drives better results. NICE stood out as the only winner to receive a grade of A++ ‘because their culture is really that good.’

NICE was selected based on demonstrating leadership in its HR program execution. NICE has an employee centric culture focused on providing a holistic employee experience. The HR programs are tightly aligned to the business strategy and are designed to engage and reward employees, creating a ‘winning together’ spirit which epitomizes NICE’s culture.

Every employee at NICE has a line of sight into their impact on company success and customer satisfaction, which promotes employee pride and a sense of accomplishment. The company aims to hire people with passion for technology and a customer first attitude.

“The mission of these Tech Culture Awards is to identify companies who are looking for the best and brightest tech talent and who are willing to go the extra mile to provide what they believe is the ideal tech culture,” said Rich Tehrani, TMC’s CEO and Group Editor-in-Chief for TMCnet.

“NICE nailed every single metric from benefits to medical – it is impossible to imagine what could be improved,” continued Tehrani. “It is clear to the editors of TMCnet that NICE is committed to growth through providing a truly distinct and upbeat environment and for that we applaud and recognize them.”

“At NICE we pride ourselves on demonstrating leadership and excellence in all that we do in our markets, for our customers, and for our employees,” said Sigal Gill-More Feferman, EVP Human Resources, NICE. “It is a great honor to be recognized for something we feel so passionately about – putting our people in the center.”

The complete list of Tech Culture Award winners for 2016 is now posted on the Tech Culture blog on TMCnet. Winners will also be featured on TMCnet, the leading website building communities online, in person and in print for communications and technology markets.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms.Gill-More Feferman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.